EXHIBIT 99.1

Colliers completes acquisition of Pangea

TORONTO, Dec. 02, 2022 (GLOBE NEWSWIRE) -- Leading diversified professional services and investment management firm Colliers (NASDAQ and TSX: CIGI) has completed its previously announced acquisition of a controlling interest in Pangea Property Partners (“Pangea”), a leading capital markets advisor in Sweden and Norway. Pangea becomes Colliers’ new company-owned operation in Norway and will merge with Colliers’ existing company-owned operations in Sweden. This transaction firmly positions Colliers as the dominant player in the Nordic region, building on our top-tier operations in Denmark and Finland.

About Colliers

Colliers (NASDAQ, TSX: CIGI) is a leading diversified professional services and investment management company. With operations in 63 countries, our 18,000 enterprising professionals work collaboratively to provide expert real estate and investment advice to clients. For more than 27 years, our experienced leadership with significant inside ownership has delivered compound annual investment returns of approximately 20% for shareholders. With annual revenues of $4.6 billion and $92 billion of assets under management, Colliers maximizes the potential of property and real assets to accelerate the success of our clients, our investors, and our people. Learn more at corporate.colliers.com, Twitter @Colliers or LinkedIn.

Colliers Contacts:

Christian Mayer
Chief Financial Officer | Global
(416) 960-9500

Davoud Amel-Azizpour
Chief Executive Officer | EMEA
(44) 20 7487 7020